Zentek Provides Corporate Update on Nasdaq Listing

Guelph, ON - October 26, 2026 - Zentek Ltd. (TSXV: ZEN) (OTCQX: ZTEKF) ("Zentek" or the "Company") today provides an update on the Nasdaq appeal process it began after The Nasdaq Stock Market LLC ("Nasdaq") issued its delisting determination, as disclosed in the Company's August 28, 2026 news release.

After completing the appeal process, Nasdaq granted the Company's request for continued listing, conditional on the Company completing a share consolidation and demonstrating compliance with the US$1.00 minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as evidenced by a closing bid price of at least US$1.00 for ten consecutive trading days by December 24, 2026.

The Board and Management have determined not to proceed with a share consolidation at this time. Having weighed the benefits of maintaining the Nasdaq listing at this time, it concluded that Zentek's capital and management attention are best directed at the work that builds long-term value for shareholders: advancing Albany, developing routes to market and revenue, and progressing Triera. The Company will reassess a senior listing as it reaches milestones that would make one more valuable to shareholders.

Accordingly, the Company has notified Nasdaq that it does not intend to continue with its listing. Effective September 2,2026 the Company's common shares were suspended from trading on Nasdaq and began trading on the OTCQX (ZTEKF) in the United States. The Company's common shares continue to trade in Canada on the TSX Venture Exchange (ZEN).

"We believe the right decisions are those that strengthen Zentek's fundamentals and position the Company for sustainable growth," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "By remaining focused on execution and disciplined capital allocation, we aim to build meaningful, lasting value for our shareholders. We will continue to evaluate opportunities to enhance our market presence as the Company's business and commercial prospects evolve."

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

Contact

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

Morgan Knowles

Investor Relations, Zentek Ltd.

T: 437-826-3467

E: mknowles@zentek.com

www.zentek.com

Forward-Looking Statements

This news release includes certain information that may be deemed "forward-looking information" under applicable securities laws. All statements in this release, other than statements of historical facts, that address the Company's stock exchange listings, future milestones, and events or developments that the Company expects, is forward-looking information. Although the Company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors, including, without limitation, the risk factors set out in the Company's Annual Information Form and quarterly MD&A, that could cause actual results to differ materially from those in the forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.